UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 11-K

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to _______

Commission File Number 1-8036

A.           Full title of the plan and the address of the plan, if different from that of the issuer named below:

THE TECH GROUP 401(k) PLAN

B.           Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

WEST PHARMACEUTICAL SERVICES, INC.
101 GORDON DRIVE
LIONVILLE, PA  19341
610-594-2900

REQUIRED INFORMATION

Items
1 to 3.	Not required; see Item 4 below.

4.	The following are furnished for the Plan:

(a) The Tech Group 401(k) Plan is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended, and is, therefore, filing Plan financial statements prepared in accordance with the financial reporting requirements of ERISA.

(b) A written consent of the accountant.

THE TECH GROUP 401(k) PLAN
FINANCIAL STATEMENTS
For the Years Ended December 31, 2009 and 2008

THE TECH GROUP 401(k) PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrators of the
The Tech Group 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of The Tech Group 401(k) Plan as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of The Tech Group 401(k) Plan as of December 31, 2009 and 2008, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

 /s/ Fischer Cunnane & Associates Ltd
Fischer Cunnane & Associates Ltd
Certified Public Accountants

West Chester, Pennsylvania
June 28, 2010

THE TECH GROUP 401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2009 AND 2008

	2009	2008

Investments, at fair value (Note D):
Mutual funds	$-	$10,743,636
Collective trust funds	-	3,732,130
Participant promissory notes	-	411,064
Total Investments	-	14,886,830
Employer contributions receivable	-	4,079
Participant contributions receivable	-	6,967
Total Receivables	-	11,046
NET ASSETS REFLECTING ALL INVESTMENTS AT FAIR VALUE	-	14,897,876
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	-	77,625
NET ASSETS AVAILABLE FOR BENEFITS	$-	$14,975,501

The accompanying Notes are an integral part of these statements.

THE TECH GROUP 401(k) PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

	2009	2008

ADDITIONS (REDUCTIONS):
Interest and dividend income	$405,168	$706,649
Net appreciation (depreciation) in fair value of investments (Note C)	3,401,186	(6,643,995)
Contributions
Employer	874,301	747,667
Participant	1,980,100	1,873,027
Total Additions (Reductions)	6,660,755	(3,316,652)

DEDUCTIONS:
Benefits paid	(1,474,857)	(2,567,673)
Plan expenses	(5,212)	(4,013)
Total Deductions	(1,480,069)	(2,571,686)

Transfer to the West Pharmaceutical Services, Inc. 401(k) Plan (Note A)	(20,156,187)	-

NET DECREASE	(14,975,501)	(5,888,338)

NET ASSETS AVAILABLE FOR PLAN BENEFITS:
Beginning of the year	14,975,501	20,863,839
End of the year	$-	$14,975,501

The accompanying Notes are an integral part of these statements.

THE TECH GROUP 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

NOTE A - Description of Plan

General
The West Pharmaceutical Services, Inc. 401(k) Savings and Retirement Plan for Tech Group Employees was a defined contribution plan, established March 1, 1995, covering all employees of The Tech Group (the "Employer"), a West Pharmaceutical Services Company (the “Company”), who had completed three months of service and were at least eighteen years of age. Effective October 1, 2008, the name of the plan was changed to The Tech Group 401(k) Plan (the “Plan”) and the Plan was amended and restated in compliance with final 401(k) regulations, including the provisions of the Economic Growth and Tax Relief Reconciliation Act of 2001. The Plan was subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

Plan Merger
On December 31, 2009 (the “Merger Date”), the Plan was merged into the West Pharmaceutical Services, Inc. 401(k) Plan (the “West 401(k) Plan”). As a result, Plan net assets of $20,156,187, which included $479,974 in outstanding participant loans, were transferred to the West 401(k) Plan at that time. Participant accounts remained invested according to their investment instructions on record with the Plan as of the Merger Date.

Contributions
Effective October 1, 2008, participants were able to contribute up to 50% of pre-tax annual compensation and 12% of after-tax annual compensation with no combined limit, subject to Internal Revenue Code limitations. Prior to October 1, 2008, participants could contribute up to the lesser of 75% of pre-tax compensation or the amount allowed by the Internal Revenue Service.

The Plan also allowed participants to make rollover contributions or transfers from other qualified plans if such rollover or transfer did not jeopardize the tax-exempt status of the Plan or create adverse tax consequences for the Employer.

Prior to the Merger Date, the Employer matched 100% of the first 3% of base compensation that a participant contributed to the Plan and 50% of the next 2% of contributions. Effective October 1, 2008, participants were eligible to receive employer contributions immediately upon beginning participation in the Plan. Prior to that date, there was a twelve-month waiting period that applied to employer contributions.

Investing Options
The Plan offered twenty-four mutual funds and two collective trust funds as investment options for participants. Additionally, effective January 1, 2009, participants could select West Pharmaceutical Services, Inc. common stock (the “West Stock Fund”) as an investment option. Participants were not permitted to allocate future contributions to, or make purchases into, the West Stock Fund if their current balance in the fund exceeded 20% of their total account balance.

Participant Accounts
Each participant's account was self-directed and was credited with the participant's contributions, allocations of Employer contributions and Plan earnings, offset by certain administrative expenses and the allocation of Plan losses. Allocations were based on participant earnings or account balances, as defined. The benefit to which a participant was entitled was limited to each participant's vested account balance.

Vesting
Participants were immediately vested in their contributions and employer contributions plus actual earnings thereon.

THE TECH GROUP 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

NOTE A - Description of Plan - continued

Employer discretionary contributions made prior to October 1, 2008 retained the previous four-year vesting schedule, as shown below. Upon disability, normal retirement age, or death, a participant would become fully vested in these contributions.

Years of Service	Percent Vested
Less than 1	0%
1	25%
2	50%
3	75%
4	100%

For the purpose of determining a participant’s vested interest under the Plan, “Year of Service” meant the completion of at least one thousand hours of service by a participant in a Plan year. All years of service with the Employer were counted.

Participant Promissory Notes
Participants could borrow from their fund accounts a maximum amount equal to the lesser of $50,000 or 50% of the vested portion of their account balances. Loan terms generally ranged from one to five years, except for loans to purchase a principal residence which could be repaid over fifteen years, and bore interest at the Prime rate plus 1% as published on the first business day of each month following a change in the rate, as determined on the date the loan was made. Principal and interest were paid ratably through payroll deductions. All participant promissory notes outstanding as of the Merger Date were transferred to the West 401(k) Plan. These loans will remain outstanding under the West 401(k) Plan in accordance with the terms and conditions of such loans. Prior to the transfer, the loans bore interest at rates ranging between 4.25% and 10%. At December 31, 2008, interest rates on outstanding loans ranged from 5.00% to 10.00%.

Benefits
Benefits were payable upon termination of a participant's employment, or termination of service due to death, disability or retirement. Participants could make annual in-service withdrawals after attaining age 59 ½ or upon a hardship, in accordance with the terms of the Plan. Generally, any benefit due would be paid as soon as administratively feasible.

Plan Expenses
Certain expenses of the Plan were paid by the Employer or the Plan.

NOTE B - Summary of Significant Accounting Policies

Basis of Accounting
The accompanying financial statements of the Plan were prepared using the accrual basis of accounting.

Recently Adopted Accounting Pronouncements
As of December 31, 2009, the Plan adopted Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (the “Codification”), which became the single source of authoritative accounting principles generally accepted in the United States of America to be applied in the preparation of financial statements. All other literature is considered non-authoritative. The adoption of the Codification changed the Plan’s references to various accounting pronouncements, but did not impact the Plan’s financial statements.

THE TECH GROUP 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

NOTE B - Summary of Significant Accounting Policies - continued

In April 2009, the FASB issued additional guidance to assist in determining whether a market is active or inactive and whether a transaction is distressed. It is applicable to all assets and liabilities that are measured at fair value and requires enhanced disclosures. This guidance was effective for the Plan, on a prospective basis, as of December 31, 2009. The adoption did not have an impact on the financial statements of the Plan.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to have made estimates and assumptions that could affect the amounts reported in the financial statements and accompanying footnotes. Actual results could differ from those estimates.

Valuation of Investments and Income Recognition
The Plan's investments were stated at fair value (see Note D), with the exception of the collective trust funds, which are discussed separately below.

Purchases and sales of investments were reflected on a trade-date basis. The Plan presented in the statements of changes in net assets available for benefits the net appreciation (depreciation) in fair value of its investments which consisted of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Interest income was accrued when earned and dividends were recorded on the ex-dividend date. Capital gain distributions were included in dividend income.

Collective Trust Funds
The Plan held an investment in the Vanguard Retirement Savings Trust, a collective trust fund. This trust fund invested in investment contracts issued by insurance companies and commercial banks and in investment contracts backed by high-quality fixed income securities. The fund sought to minimize exposure to credit risk by diversifying among high credit-quality investments and investment contracts which were structured to smooth market gains and losses over time.

The Plan also held an investment in the Fidelity Advisor Stable Value Fund. This fund invested in investment contracts issued by insurance companies and other financial institutions, fixed income securities and money market funds to provide daily liquidity. The fund sought to preserve the principal investment while earning interest income.

The Plan’s investment in these collective trust funds was included in the statement of net assets available for benefits at fair value, along with a corresponding adjustment to reflect fully benefit-responsive contracts at contract value. Contract value represented contributions made to the collective trust funds, plus earnings, less participant withdrawals and administrative expenses. Contract value was reported to the Plan by the Vanguard Fiduciary Trust Company. The statement of changes in net assets available for plan benefits was prepared on a contract value basis. Participants could direct the withdrawal or transfer of all or a portion of their investment at contract value.

The average yield of the Vanguard Retirement Savings Trust was 2.84% and 4.15% for the years ended December 31, 2009 and 2008, respectively.

The crediting interest rate and average yield for the Fidelity Advisor Stable Value Fund for the year ended December 31, 2008 was 2.83% and 3.42%, respectively.

Payment of Benefits
Benefits were recorded when paid.

THE TECH GROUP 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

NOTE C - Investments

Effective October 1, 2008, the Plan’s investments were held by Vanguard Fiduciary Trust Company (“VFTC”), and VFTC served as trustee to the Plan.

Investments that represented 5% or more of the Plan’s net assets as of December 31, 2008 were as follows:

2008
Fidelity Advisor Stable Value	$2,064,340
American Funds EuroPacific Growth Fund	1,131,365
Vanguard Capital Opportunity Fund Inv	1,195,768
Vanguard Extended Market Index Fund Inv	781,056
Vanguard Growth and Income Fund Inv	1,569,202
Vanguard Morgan Growth Fund Inv	1,276,247
Vanguard Total Bond Market Index Fund Inv	1,453,794
Vanguard Retirement Savings Trust, at contract value	1,745,415

During 2009 and 2008, the Plan’s investments, including gains and losses on investments bought and sold, as well as held during the year, appreciated (depreciated) in value as follows:

	2009	2008
West Stock Fund	$2,308	$-
Mutual funds	3,398,878	(6,643,995)
	$3,401,186	$(6,643,995)

NOTE D - Fair Value Measurements

On January 1, 2008, the Plan adopted the new guidance for fair value measurements of financial assets and liabilities, which defines fair value, establishes a framework for measuring fair value and expands disclosure requirements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (exit price) in an orderly transaction between market participants at the measurement date.

The guidance also establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The three levels of the hierarchy are described below:

Level 1:	Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2:
Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly.  These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in inactive markets.

Level 3:	Unobservable inputs that reflect the reporting entity’s own assumptions.

The asset’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

THE TECH GROUP 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

NOTE D - Fair Value Measurements - continued

As of December 31, 2008, the Plan’s investments measured at fair value on a recurring basis were as follows:

	Basis of Fair Value Measurements			Total
	Level 1	Level 2	Level 3	Fair Value
Mutual funds	$10,743,636	$-	$-	$10,743,636
Collective trust funds	-	3,732,130	-	3,732,130
Participant loans	-	-	411,064	411,064
Total investments at fair value	$10,743,636	$3,732,130	$411,064	$14,886,830

The table below summarizes the changes in the fair value of the Plan’s Level 3 investments:

Participant Loans
Balance as of January 1, 2008	$407,633
Purchases, sales, issuances and settlements, net	3,431
Balance as of December 31, 2008	411,064
Purchases, sales, issuances and settlements, net	68,910
Transfers to the West 401(k) Plan	(479,974)
Balance as of December 31, 2009	$-

Following is a description of the valuation methodologies used for assets measured at fair value.

Mutual funds: Valued at quoted market prices, which represented the net asset value of shares held by the Plan at year-end.

Collective trust funds: Valued at net asset value at year-end, based on the fair value of the underlying investments.

Participant loans: Valued at cost which approximated fair value.

NOTE E – Withdrawn Participants

For 2009 and 2008, distributions of benefit payments were $1,474,857 and $2,567,673, respectively, which included $19,700 and $17,607, respectively, in deemed distributions.

NOTE F - Risks and Uncertainties

The Plan provided for various investment options in any combination of stocks, mutual funds, and collective trust funds.  Investment securities were exposed to various risks, such as interest rate, market and credit.

NOTE G – Party-In-Interest Transactions

Through September 30, 2008, the Plan invested in shares of mutual funds and collective trust funds managed by an affiliate of Fidelity Management Trust Company, the Trustee of the Plan at that time. Effective October 1, 2008, the Plan invested in shares of mutual funds and collective trust funds managed by an affiliate of VFTC. VFTC acted as Trustee for only those investments as defined by the Plan.  These transactions qualified as party-in-interest transactions, which were exempt from the prohibited transaction rules. In addition, the West Pharmaceutical Services, Inc. common stock transactions also qualify as party-in-interest transactions.

THE TECH GROUP 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

NOTE H - Plan Termination

Prior to the plan merger, the Company had the right to terminate the Plan. On December 31, 2009, the Plan was merged into the West 401(k) Plan. All employees of the Employer became eligible to participate in the West 401(k) Plan effective January 1, 2010.

NOTE I – Income Tax Status

The Plan obtained its latest determination letter on August 25, 2005, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code.  The Plan was amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan was designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes had been included in the Plan's financial statements.

NOTE J – Subsequent Events

The Plan’s management evaluated subsequent events through June 28, 2010, the date on which the financial statements were issued, and no additional disclosures were required.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE TECH GROUP 401(k) PLAN

By: /s/ William J. Federici
William J. Federici
Vice President and Chief Financial Officer
Plan Administrator

Date:  June 28, 2010

EXHIBIT INDEX

Exhibit Number	Description
23.1	Consent of Independent Registered Public Accounting Firm